NSTAR Electric Company and Subsidiary						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)
	Six Months Ended June 30, 2017
		For the Years Ended December 31,
(Thousands of Dollars)		2016	2015	2014	2013	2012
Earnings, as defined:
Net income	$143,525	$292,705	$344,542	$303,088	$268,546	$190,242
Income tax expense	91,524	187,767	228,044	201,981	172,866	123,966
Equity in earnings of equity investees	73	(309)	(343)	(408)	(550)	(412)
Dividends received from equity investees	—	20	—	—	344	286
Fixed charges, as below	48,675	91,766	80,536	82,503	73,115	72,364
Less: Interest capitalized (including AFUDC)	(1,638)	(4,634)	(1,980)	(2,027)	(511)	(259)
Total earnings, as defined	$282,159	$567,315	$650,799	$585,137	$513,810	$386,187

Fixed charges, as defined:
Interest Expense	$45,473	$84,005	$75,347	$77,878	$70,383	$70,054
Rental interest factor	1,564	3,127	3,209	2,598	2,221	2,051
Interest capitalized (including AFUDC)	1,638	4,634	1,980	2,027	511	259
Total fixed charges, as defined	$48,675	$91,766	$80,536	$82,503	$73,115	$72,364

Ratio of Earnings to Fixed Charges	5.80	6.18	8.08	7.09	7.03	5.34